BY EDGAR TRANSMISSION

April 14, 2016

Mr. Trace Rakestraw
Division of Investment Management
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Principal Funds, Inc. Response to SEC Staff Comments on: Proxy Statement on Schedule 14A Pursuant to Securities Exchange Act of 1934 Registration No: 811-07572

Dear Mr. Rakestraw:
This letter responds, on behalf of Principal Funds, Inc. (the “Registrant”), to the comments of the staff of the Securities and Exchange Commission which you communicated to me by telephone on April 13, 2016. Changes in response to staff comments will be made by the Registrant in a Definitive 14A filing for the Proxy Statement.
Comment 1. Please disclose the name and address of the Registrant’s administrator in the introduction paragraph.
Response. The Registrant’s investment advisor, Principal Management Corporation, also serves as the Registrant’s administrator. Additional disclosure has been added.

Comment 2. Consider revising disclosure included in Proposal 1 by expanding upon the description of duties Principal Management Corporation has as investment advisor to the Global Diversified Income Fund (the “Fund”).
Response. The Registrant respectfully declines to revise disclosure. The Registrant believes Principal Management Corporation’s duties are adequately disclosed.

Comment 3. Please clarify, with regard to disclosure included in Proposal 1, that the sub-advisors for the high yield sleeves each manage separate high yield sleeves of the Fund and do not share responsibility with respect to one particular high yield sleeve.
Response. The disclosure has been revised for clarity.

Comment 4. Consider disclosing that Principal Global Investors currently manages a different sleeve of the Fund, and disclose the current allocation to such sleeve.
Response. The requested disclosure has been made.

Comment 5. Please consider adding the date of the current sub-advisory contract with each sub-advisor of the Fund.
Response. The requested disclosure has been made.

Comment 6. With regard to the disclosure of payments made to affiliates, please disclose whether such affiliates will continue to provide services to the Fund regardless of the outcome of the proxy vote.
Response. The requested disclosure has been made.

Comment 7. With regard to Proposal 3, please disclose that the relief granted by the SEC may be different than what is described in the proxy statement.
Response. The requested disclosure has been made.

Comment 8. With regard to Proposal 3, please confirm that if the Fund intends to rely on the “majority-owned relief” (if granted), the Fund will make proper disclosure in its registration statement.
Response. Confirmed.

Comment 9. With regard to Proposal 3, please confirm that until the SEC grants the “majority-owned relief,” the Registrant will disclose the sub-advisory fees of the majority-owned sub-advisors in accordance with Form N-1A.
Response. Confirmed.

Comment 10. Please confirm that the material features of the contract with the third-party proxy solicitor have been disclosed.
Response. Confirmed.

Comment 10. Please consider adding contact information for shareholders wishing to attend the meeting in-person.
Response. The requested disclosure has been added.

Please call me at 515-235-9328 or Jennifer Block at 515-235-9154 if you have any questions.

Very truly yours,

/s/ Adam U. Shaikh

Adam U. Shaikh
Assistant Counsel
Principal Funds, Inc.